FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: April 13, 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]

             Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  [  ]     No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2004

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

…/9

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

March 8, 2004

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated March 8, 2004 to the TSX-VE

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (“PTM”) Announces Significant Platinum Palladium Drill Intersection at Tweespalk Project Northern Limb of Bushveld Complex

Item 5.

Full Description of Material Change

See News Release dated March 8, 2004.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO  Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 10th day of March, 2004.

Platinum Group Metals Ltd.

“Frank Hallam”

Frank R. Hallam, Director, CFO

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 04-78	News Release	MARCH 8, 2004

SIGNIFICANT PLATINUM PALLADIUM DRILL INTERSECTION AT TWEESPALK PROJECT NORTHERN LIMB BUSHVELD COMPLEX

Platinum Group Metals Ltd. (PTM: TSX-V) reports an initial drill intersection of 1.09 grams per tonne Platinum, Palladium and Gold over 27.99 meters, including an interval of 4.40 grams per tonne over 4.04 meters. Additional platinum and palladium analyses are pending for 21 meters of drill core immediately adjacent and below this mineralized intercept. The mineralization encountered so far occurs above the basal contact of the Bushveld Intrusion. The next 21 meters at the bottom of this hole includes the basal contact.

Copper-Nickel and Rhodium values for Hole TW-1 are also pending. PTM’s phase one drilling at Tweespalk consisted of 3 holes for 1260 meters as an initial test of the layered Bushveld Intrusion rocks that cross the property for approximately 3.6 kilometers of strike length. These initial 3 vertical holes at Tweespalk were drilled 425 meters to 800 meters apart as a broad stratigraphic test. Hole TW-2 was drilled 800 meters north along strike from TW-1. TW-3 was drilled 425 meters up dip of Hole TW-1.

The results of this first phase of drilling have confirmed the presence of a traditional Bushveld layered sequence on the property with potential to host economic PGE mineralization. PTM now intends to complete additional follow-up drilling on the property in order to fully explore this potential.

The Tweespalk property is located 60 kilometers Northwest of the town of Mokopane (formally know as Potgietersrust) on the outcrop of the Northern Limb of the Bushveld Igneous Complex in the Republic of South Africa. Anglo American Platinum Corporation Limited (“Amplats”) in joint venture with Anooraq Resources Corporation (ARQ-TSXV) holds the properties adjacent to the south of the Tweespalk property. Further to the south, about 30 kilometers, is Amplats’ PPRust Mine. South of PPRust is the exploration area being developed by Africa Minerals. The Nonnenwerth Platinum Deposit and the Aurora property are located to the north of Tweespalk and are operated by Pan Palladium.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

Hole	Unit	From Meters	To Meters	Total Vertical Distance	3 PGE grams per ton	Pt g/t	Pd g/t	Au g/t	Comments
TW1	Zone 2	642.80	670.79	27.99	1.09	0.36	0.70	0.03	Total Unit
TW1	Zone 2	645.90	649.94	4.04	4.40	1.56	2.74	0.09	Selective Cut
TW1	Zone 4	599.90	623.90	24.00	0.27	0.07	0.10	0.10	Total Unit
TW1	Zone 4	616.25	623.90	7.65	0.49	0.13	0.18	0.18	Selective Cut
TW1	Zone 6	542.37	567.82	25.45	0.26	0.04	0.15	0.07	Total Unit
TW1	Zone 6	542.37	551.09	8.72	0.31	0.08	0.22	0.01	Selective Cut

TW2	Zone 2	206.93	211.06	4.13	0.10	0.04	0.05	0.01	Total Unit
TW2	Zone 4	191.16	196.73	5.57	0.10	0.03	0.07	0.00	Total Unit
TW2	Zone 6	154.40	171.00	16.60	0.21	0.07	0.13	0.01	Total Unit

TW3	All								Insignificant Values

Qualified Person and Quality Control and Assurance

R. Michael Jones BA.Sc, P.Eng, acted as the qualified person for this release. Mr. Jones supervised the work of contracted geologists and Mr. John Gould, geologist, and Managing Director of Platinum Group Metals RSA Pty Ltd. Samples were analyzed for Au, Pt and Pd by standard fire assay with an ICP-MS finish and for base metal elements by ICP-MS. The samples were assayed at Anglo American Research Laboratories Pty Ltd, Johannesburg, South Africa. PTM employs a rigorous quality control program which includes insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

About PTM

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on exploration and development of platinum, palladium, and other platinum group element resources. The Company sees both platinum and palladium as important in its vision and mission. The Company’s large portfolio of PGE projects across Canada and South Africa distinguishes the Company from its competitors.

PTM continues to be the largest mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario. The Company has also recently announced the successful completion of a Phase 1 drilling program on the Lakemount Ni-Cu-PGE Property near Wawa, Ontario.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

PTM holds significant mineral rights on the Northern and Western Limbs of the Bushveld Complex in South Africa and is continuing to acquire additional mineral rights in the world’s premier platinum producing district. PTM was recently granted an exploration permit for its War Springs Platinum Project on the Northern Limb, South of the PPRust Mine and African Minerals’ Project and phase one exploration programs at War Springs are now underway.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President, Director

For further information on Platinum Group Metals visit our website www.platinumgroupmetals.net or contact:
R. Michael Jones, President John Foulkes, Manager Corporate Development (604) 899-5450 Platinum Group Metals Ltd.	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

March 22, 2004

Item 3.

Press Release

The Issuer issued a press release at Vancouver, BC dated March 22, 2004 to the TSX-VE

Item 4.

Summary of Material Change

Platinum Group Metals Ltd. (“PTM”) reports that drilling will resume on the Lakemount Ni-Cu-PGM Project  located near Wawa, Ontario.

Item 5.

Full Description of Material Change

See News Release dated March 22, 2004.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO  Phone: (604) 899-5450

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 22nd day of March, 2004.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 04-79	News Release	MARCH 22, 2004

LAKEMOUNT NI-CU-PGM PROJECT DRILL TARGETS EXPAND

Platinum Group Metals Ltd. (PTM:TSXV) reports that drilling will resume as soon as possible at the Lakemount Ni-Cu-PGM Project located near Wawa ,Ontario.  A drill contract for a further 1,500 metres of drilling is out for tender. A budget and details of this program will be announced in the next few weeks when a drill is mobilized.  The drilling will test both exploration targets highlighted from the computerized 3-dimensional geological modeling of the 146 previous holes and PTM’s 8 recent holes and new geophysical targets located outside the known mineralized zones.

The geological modeling and geophysical results indicate significant potential to expand the known Lakemount Zone and discover new previously unidentified nickel, copper, and PGM (Platinum-Palladium-Gold) mineralization within the 2 kilometres long Sunrise Intrusion. Also outside the known Lakemount mineralized zones, several conductors have been identified, from the recent PTM detailed helicopter borne magnetic and electromagnetic surveys. These conductors will also be the focus of the new drilling program.

Initial geological computer modeling of the Lakemount Project, including the integration of 8 recently drilled holes by PTM and 146 earlier holes drilled from the 1942 to 1957, shows well-correlated and traceable zones of nickel, copper, platinum, palladium and gold mineralization ("Ni, Cu, and PGMs").  Although PGM assays were not systematically conducted on the earlier drill core from 1942 to 1957, PTM's drilling indicates that PGMs will provide a significant contribution to the overall metal value of the mineralization.  (See News Release NR- 04-75, February 3, 2004).  The modeling indicates clear areas of potential to step out from Hole 7 and Hole 8. Hole 7 reported an intercept of 0.67 % Ni , 0.30 % Cu, and 0.393 grams per tonne of  PGM over 11.5 metres and Hole 8 that reported an intercept of 0.87 % Ni, 0.48 % Cu, 0.588 grams per tonne of PGM over 13.5 metres including an intercept of 1.40 % Ni, 0.69 % Cu, and 0.769 grams per tonne of PGM over 5.0 metres.

In March 2004 PTM completed a deep-penetrating helicopter-borne time domain EM and magnetic geophysical surveys with the objectives of identifying targets for further drilling to expand on known zones with better than 0.5 % Ni and associated Cu and PGMs and to locate new previously unknown zones.  The detailed (50 to 100 meter line spacing) geophysical survey identified at least four clear conductive targets associated with the Sunrise Intrusion that are located outside the known mineralized zones. Detailed profiling and data interpretation from the survey is underway.  The detailed geophysical data obtained will be integrated into the 3D geological model from the historic and PTM drill hole database.  This work is anticipated to develop additional target zones.

One of the target conductors identified lies adjacent to the main body of mineralization within the Lakemount Intrusion and has never been drill tested.  A second strong conductor is located at the western end of the Lakemount Intrusion some 2,000 metres away from the main body of mineralization. This second conductor is associated with the western rim of the intrusion (a similar setting to the main mineralized zone on the east rim) and this target also appears to never have been drill tested.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

PGM assays were not systematically conducted on the earlier drill core from 1942 to 1957 and the details of the Ni and Cu assays and quality controls are also not available.  All of the composite intersections that are available have been entered into PTM's internal three-dimensional database and these results appear to correlate well with PTM's own Ni, Cu results in the same areas.  Historic data for the Lakemount Project is not presented here in its entirety for disclosure purposes, as the Qualified Person has no assurance as to the completeness, accuracy, reliability, or representative nature of the data.  However the historic drill hole data available does provide a strong qualitative indication of the continuity and orientation of the mineralization and provides a sound guide to expand for the exploration and development of the better grade zones within the system. See the Lakemount maps and 3D model at www.platinumgroupmetals.net for more information.

Qualified Person

Dennis Gorc, P. Geo. is the Qualified Person for this release. Mr. Gorc is the Manager of Research and Acquisitions for the Company and is not independent as he is a founding shareholder of the Company. He is registered with the Professional Engineers and Geoscientist of British Columbia and the Association of Professional Geoscientists of Ontario. He is directing the Lakemount exploration program. Mr. Gorc has a degree in geology and more than 25 years relevant experience in base and precious metals exploration and evaluations.

About PTM

Platinum Group Metals Ltd. is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on exploration and development of platinum, palladium, and other platinum group element resources. The Company sees both platinum and palladium as important in its vision and mission. The Company’s large portfolio of PGE projects across Canada and South Africa distinguishes the Company from its competitors.

PTM holds significant mineral rights on the Northern and Western Limbs of the Bushveld Complex in South Africa and is continuing to acquire additional mineral rights in the world’s premier platinum producing district.  The Northern Limb is the area of the world’s largest open pit platinum mine, the PPRust Mine and a large-scale exploration project of African Minerals. PTM is currently completing surface exploration, to target drilling on its War Springs Platinum Project on the Northern Limb, South Africa. Initial drilling and assay results at the Tweespalk platinum property, also in the Northern Limb are encouraging. Further assays are pending and near term continued drilling is now being planned.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President, Director

For further information on Platinum Group Metals visit our website www.platinumgroupmetals.net or contact:
R. Michael Jones, President John Foulkes, Manager Corporate Development (604) 899-5450 Platinum Group Metals Ltd.	Larry Roth (732) 792-2200 Roth Investor Relations

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:
Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

Platinum Group Metals Ltd.

800 – 409 Granville Street, Vancouver BC, V6C 1T2